Exhibit 99.1

February 27, 2023

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited,

(NSE: WIPRO)

The Market Operations,

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro Announces a New Global Business Line Model to Deepen

Alignment with Client Priorities

The new model sharpens focus on strategic growth areas: cloud, enterprise technology and business transformation, engineering, and consulting

NEW YORK | BANGALORE, India – Feb. 27, 2023: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, today announced four strategic global business lines (GBLs) to deepen alignment to clients’ evolving business needs and capitalize on emerging opportunities in high-growth segments of the market.

Under the new model, Wipro will now deliver capabilities to clients through four GBLs organized around cloud, enterprise technology and business transformation, engineering, and consulting. The new model reflects the company’s continued pivot toward strategic bet areas and its focus on leveraging the power of ‘One Wipro’ to deliver on clients’ entire spectrum of business and technology transformation goals. The changes will go into effect April 1, 2023.

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Wipro FullStride Cloud will bring together Wipro’s entire suite of cloud capabilities under a fully integrated, full stack offering. Cloud native applications, cloud architecture, apps modernization, cloud strategy and migration, as well as cloud infrastructure, will all fall under this business line. Jo Debecker, who currently leads Wipro’s Cloud Infrastructure Services, will lead this business, and assume the title of Global Head of Wipro FullStride Cloud. Debecker’s deep experience in applications, data, and cloud transformation will be a key factor in amplifying the growth of Wipro’s cloud business—which now makes up more than one-third of the company’s revenues. Debecker will help clients maximize the full potential of the cloud by integrating Wipro’s end-to-end cloud services delivery engine and building differentiated industry solutions designed to further accelerate growth in this fast-evolving market segment.

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Wipro Enterprise Futuring will offer clients distinctly forward-looking solutions for large scale enterprise transformation. This business line will comprise intelligent insights and data, application platforms, digital operations, and cybersecurity. Nagendra Bandaru, currently the head of Wipro’s iCORE business, will become the Global Head of Wipro

Enterprise Futuring. He will focus on elevating Wipro’s traditional enterprise transformation and operations business by leveraging advanced technologies, such as artificial intelligence (AI), augmented reality, as well as reimagined and highly automated customer and employee experiences. Bandaru will create innovative offerings that help clients build agile, resilient, tech-forward enterprises, and leapfrog into the future.

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Wipro Engineering Edge, which was launched in 2022 to advance Wipro’s position as a global engineering services leader, will become a standalone business line. Harmeet Chauhan, who currently leads Wipro Engineering, will become the Global Head of Wipro Engineering Edge. He will continue to scale and strengthen Wipro’s engineering prowess, with expansion of capabilities and offerings in technologies, such as Cloud, 5G, Industry 4.0, IoT (Internet of Things), Silicon Design, Embedded Systems, Data and AI Platforms, among others. Wipro Engineering Edge will help clients innovate at scale as they look to develop products, platforms, services, and operations that are connected, intelligent, and autonomous across sectors.

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Wipro Consulting will align Capco, Designit, and Wipro’s Domain and Consulting business under a single banner, driving enhanced best practice and experience sharing between these independent units. Lance Levy, CEO of Capco, and Philippe Dintrans, Global Head of Wipro Domain & Consulting, will continue to lead their businesses in their respective industries, under the leadership of CEO Thierry Delaporte. Bringing Designit under this GBL, led by Nicolas Parmaksizian, CEO of Designit, will lead to new opportunities to embed experience innovation capabilities into a broader universe of consulting engagements.

“Our transformation journey over the past three years has yielded outstanding growth for our business. So much that we have outgrown the two-business line model that we had set at the beginning of our journey,” said Thierry Delaporte, Managing Director and CEO of Wipro Limited.

Wipro recorded 45 percent revenue growth over the past 10 quarters and has recently crossed the annual run rate of $11 billion in revenues.

“We are now doubling down on our strategic bets to take our growth to its next phase,” added

Delaporte. “This evolution of our business lines will allow us to sharpen our focus on clients and simplify how we orchestrate internally and across our ecosystem. Our new model will accelerate speed-to-market, streamline decision making, and allow us to channel investments more effectively and efficiently. Deepening our alignment with clients will allow us to adopt a more customized and specialized approach to their needs, unlocking new growth opportunities for our — and our clients’ — business.”

Watch Delaporte’s full statement on the announcement here: Wipro Announces a New Global Business Line Model

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 250,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world.

For additional information, visit us at www.wipro.com.

Wipro Media Contact:

Sanuber B. Grohe

Wipro Limited

sanuber.grohe@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.